Morgan Stanley Series Funds

522 Fifth Avenue

New York, NY 10036

August 16, 2007

U.S. Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549-0104

Attention:	Larry L. Greene, Senior Counsel
Re:	Morgan Stanley Series Funds

File Numbers 811-22075 and 333-143505

Dear Mr. Greene:

Thank you for your comment letter dated July 3, 2007 regarding the registration statement on Form N-1A for the Morgan Stanley Series Funds (the “Company”), relating to the Morgan Stanley U.S. Quantitative Large Cap Fund (formerly, Morgan Stanley U.S. Quantitative Large Cap Core Fund) and the Morgan Stanley International Quantitative Fund (each a “Fund” and, together, the “Funds”), filed with the Securities and Exchange Commission on June 5, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund’s registration statement.

General

Comment 1.

We note that the Company did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Company include correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

Response 1. We acknowledge your comment.

Prospectus

Comment 2.

Disclosure captioned “Principal Investment Strategies” indicates that the Large Cap Fund normally invests at least 80% of its assets in equity securities of U.S. issuers. Describe the other securities, besides common stock that will comprise this portion of the Fund’s portfolio. Disclose how a U.S. issuer is defined. Disclosure later in the same paragraph indicates that shareholders will be given notice of a change in the Fund’s 80% policy. Revise the disclosure to indicate the amount of notice to be provided.

Response 2. The Fund will normally invest at least 80% of its assets in common stock of large capitalization U.S. issuers. No other securities will comprise this portion of the Fund’s portfolio. The disclosure has been revised accordingly with respect to the definition of a U.S. issuer and the amount of notice to be provided in the event of a change in the Fund’s 80% policy.

Comment 3.

The penultimate sentence of the second paragraph states that: “The model is rebalanced at least once a quarter and creates a diversified portfolio of 150 to 250 stocks.” Disclose whether the Fund intends to acquire all 250 stocks, or some portion of such stocks and how it determines or settles upon the number of such securities to add to the portfolio. Further, if the Fund holds stocks not on the model list of 150 to 250 securities, will it sell such securities?

Response 3. The disclosure has been revised to reflect that the Fund’s portfolio will consist of up to approximately 40% of the number of securities in the S&P 500® Index. Holdings within each sector are relatively, uniformly distributed. No holding will represent more than 1.5% of the Fund’s portfolio. The Fund intends to sell securities that, upon at least quarterly rebalancing of the model, are no longer in the model. The disclosure has been revised accordingly.

Comment 4.

The fourth paragraph under this caption states: “The Fund may invest up to 20% of its net assets in futures and options, including options on the securities in the portfolio, stock indexes and/or exchange-traded funds (“ETFs”). The Fund may use options and futures to protect against a decline in the Fund’s securities or an increase in prices of securities that may be purchased.” Revise the first sentence so as to clarify whether the sentence means that the Fund will invest in options on ETFs or invest directly in ETFs. If any of the 20% may include foreign instruments revise the disclosure to indicate that fact. If the second sentence means that the Fund will use options and futures only to hedge, add that concept to the disclosure.

Response 4. The Fund may invest in options on ETFs and the Fund may invest directly in ETFs. The disclosure has been revised to clarify the above referenced statement. The Fund does not intend to invest in foreign instruments and therefore the disclosure has not been revised. The second sentence has been revised to clarify that the Fund can use options and futures for hedging purposes only.

Comment 5.

Disclosure captioned “Morgan Stanley U.S. Quantitative Large Cap Core Fund – Principal Risks – Options and Futures” states: “If the Fund invests in options and/or futures, its participation in these markets may subject the Fund’s portfolio to certain risks.” Add disclosure regarding the types of instruments or investments underlying the Fund’s derivative investments. Other disclosure in the paragraph states that: “Certain options may be over-the-counter options, which are options negotiated with dealers; there is no secondary market for these investments.” Generally, clarify whether the Fund may sell or write, as well as purchase derivatives. Also, clarify whether the derivatives and the assets used to cover these instruments are considered illiquid.

Response 5. The types of instruments or investments underlying the Fund’s derivative investments are common stock, stock indexes and ETFs. This disclosure has been clarified in the Fund’s prospectus. The Fund intends to sell or write options on common stock. Disclosure to this effect has been added. With respect to whether the derivatives and the assets used to cover these instruments are considered illiquid, we respectively acknowledge your comment; however we believe the current disclosure adequately covers this point.

Comment 6.

Revise both fee tables consistent with the following: first, in light of each Fund’s planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]); second, move footnotes appearing after “Total Annual Fund Operating Expenses” so as to follow the Example; third, if accurate, revise footnote 5 of both fee tables to reflect that exchanges as well as redemptions are subject to the 2% fee; and fourth, with respect to the discussion in Footnote 8 regarding the adviser’s and administrator’s voluntary agreement to cap and/or waive fees, confirm that neither the adviser, the administrator nor any affiliate may recapture any waived amounts. Also disclose that the agreement may be terminated at any time.

Response 6. The expenses associated with the Funds’ investment in other investment companies are not expected to exceed 0.01%. Therefore, separate line item disclosure is not required. The footnotes have been moved so as to follow the Example. Footnote 5 has been revised accordingly. Neither the adviser, the administrator nor any affiliate may recapture any waived amounts. Disclosure noting that the agreements may be terminated at any time has been added.

Comment 7.

Disclosure captioned “Morgan Stanley International Quantitative Fund – Principal Investment Strategies” indicates that the International Fund invests primarily in equity securities of non-U.S. issuers domiciled in countries comprising the MSCI Europe, Australasia, Far East Index. Define the underlined term. Explain whether the Fund invests in U.S. issuers and the amount of any such investments.

Response 7. The following disclosure has been added: A company is considered to be domiciled in a particular country if it (i) is organized under the laws of the country, (ii) has securities which are principally traded on a stock exchange in the country, (iii) derives at least 50% of its revenues from goods produced or sold, investments made, or services performed in the country or (iv) maintains at least 50% of its assets in the country. The Fund does not intend to invest in securities of U.S. issuers.

Comment 8.

Disclosure in the third paragraph states: “These options may be used to increase, limit or modify exposure to various securities, indices, countries or regions. In addition, the Fund may sell or ‘write’ put options and/or covered call options in order to gain additional income.” Clarify whether these options are included in the 80% policy of each Fund. Further, if accurate, disclose that the Fund may invest in derivatives for speculative reasons.

Response 8. The Fund will not sell or write put options and/or covered call options in order to gain additional income. These options will not be counted towards the Fund’s 80% policy. The Fund may not invest in derivatives for speculative purposes. Disclosure has been revised accordingly.

Comment 9.	Disclosure in the fourth paragraph discusses the Fund’s real estate investments and indicates that such investments may include real estate developers, brokers and operating companies whose products and services are significantly related to the real estate industry including building suppliers and mortgage lenders. Clarify whether this is a principal strategy.

Response 9. The Fund’s real estate investments are considered principal investments of the Fund which is why they are described under “Principal Investment Strategies” with the corresponding risks of investing in such securities described under “Principal Risks.” Therefore, we believe that no clarification is needed.

Comment 10.	Revise the discussion captioned “Forward Foreign Currency Exchange Contracts” to indicate the percentage of assets devoted to the indicated activity and whether this strategy is principal.

Response 10. The disclosure has been revised to note that the Fund may invest without limit in forward foreign currency exchange contracts. The Fund’s investments in such securities are considered principal investments of the Fund which is why they are described under “Principal Investment Strategies” with the corresponding risks of investing in such securities described under “Principal Risks.” Therefore, we believe that no further clarification is needed.

Comment 11.

Disclosure sub-captioned “Principal Risks” discusses the risks associated with each Fund’s foreign investments. Disclosure in the first paragraph states: “If the value of that local currency falls relative to the U.S. dollar, the U.S. dollar value of the foreign security will decrease.” Explain to the staff why this statement is accurate. Generally, if a Fund’s foreign investments are subject to any emerging market risks, add appropriate disclosure.

Response 11. The Fund’s investments are transmitted into dollars on a daily basis. If the value of a foreign currency falls relative to the U.S. dollar, it means that the conversion rate of the dollar relative to the foreign currency falls. For example, if a security is valued at 100 Euros at a time that one Euro is worth $1.30, and the Euro were to decline in value to $1.00, the Fund’s investment in U.S. dollars would be lower. The Fund does not intend to invest in securities of issuers located in emerging markets countries.

Comment 12.	The first several sentences of the disclosure sub-captioned “Principal Risks – Foreign real estate companies” repeats disclosure that appears earlier. Consider deleting the redundant disclosure.

Response 12. The redundant disclosure has been deleted.

Comment 13.

Revise the discussion captioned “Additional Investment Strategy Information” to clarify the strategies that are principal and those that are non-principal. Revise the first sub-caption thereunder regarding each Fund’s investment company investments to indicate the type of such investments. For example, will the Large Cap Fund invest in large cap funds? Will the International Fund invest in foreign funds? Further, will these investments include open or closed-end funds, or both?

Response 13. The first sentence in the above referenced section has been revised to refer to the Fund’s non-principal strategies. The investment company investments disclosure has been revised to clarify that the Funds may invest in ETFs and both open- and closed-end funds. The Large Cap Fund may not necessarily invest in large cap funds and is not required to do so because these investments are not included in its 80% policy. Because the International Fund will not invest in securities of U.S. issuers, the Fund will only invest in international funds.

Comment 14.

The discussion captioned “Portfolio Turnover” states that each Fund may engage in active and frequent trading. Explain why this is considered non-principal. Further, disclose each Fund’s expected rate of turnover.

Response 14. While each Fund may engage in active and frequent trading, we do not believe that such risk is a principal risk of either Fund. The disclosure has been revised to disclose each Fund’s expected rate of turnover.

Comment 15.

Disclosure captioned “Additional Risk Information – Convertible Securities” discusses each Fund’s intention to invest in convertible securities. Disclose the ratings the adviser will use in selecting these investments.

Response 15. Each Fund’s investments in convertible securities will not include securities rated below investment grade at the time of purchase. Disclosure to this effect has been added to the prospectus.

Comment 16.	Update the reference to January 31, 2007 under the sub-caption “Fund Management.”

Response 16. The disclosure has been updated accordingly.

Comment 17.

Disclosure captioned “Pricing Fund Shares” discusses pricing matters. Given the amount of foreign investments for the International Fund, please disclose when the Fund will employ fair value rather than rely on closing prices of foreign securities when there has been an event after the close of foreign markets but before the 4:00 p.m. close of the exchange. Revise the fifth paragraph to indicate, if accurate, that ETFs are included in the discussion.

Response 17. The disclosure has been revised accordingly. The fifth paragraph (now the seventh paragraph) has been revised accordingly.

Comment 18.

Disclosure captioned “Limited Portability” indicates that shareholders may have only limited ability to transfer their account to another securities dealers and that Fund shares may only be transferred to accounts held at a limited number of securities dealers. Clarify whether a transfer will trigger the order processing fee disclosed herein.

Response 18. This disclosure has been removed.

Comment 19.

Disclosure captioned “How to Exchange Shares” states: “An exchange of Fund shares held for less than seven days from the date of purchase will be subject to the 2% redemption fee . . .” A footnote to the International Fund’s fee table references a 30 day policy regarding the application of that Fund’s redemption fee. Make appropriate adjustments to the disclosure.

Response 19. The disclosure has been revised accordingly.

Comment 20.

Revise the disclosure captioned “How to Sell Shares” which discusses the 15 day hold on redemption proceeds so as to indicate that the Fund will mail the proceeds upon clearance of the shareholder’s purchase check.

Response 20. The disclosure has been revised accordingly.

Statement of Additional Information

Comment 21.	Revise the disclosure captioned “Glossary of Selected Defined Terms” as indicated: “Trustees” — The Board of Trustees of the Trust.

Response 21. The disclosure has been revised accordingly.

Comment 22.	Add the substance of the discussion sub-captioned “Real Estate Investment Trusts (“REITs”)” to the prospectus.

Response 22. We respectfully acknowledge your comments; however, we believe that the substance of this disclosure is included in the prospectus.

Comment 23.

Each Fund’s objective is capital appreciation. However, each Fund engages in repurchase agreements, the lending of securities, and certain derivatives for the purpose of generating income. Explain whether the Funds’ have a secondary objective of income.

Response 23. The Funds may engage in repurchase agreements, lend their portfolio securities and invest in certain derivatives for the purpose of generating incremental returns which can add to capital appreciation. The fact that these types of activities may generate incremental returns does not make income a secondary investment objective of the Funds. For these Funds, income is not a secondary investment objective. We believe that the investments described above are consistent with each Fund’s investment objective.

Comment 24.	Revise the discussion sub-captioned “Loans of Portfolio Securities” to indicate, if accurate, that the lending agent may be an affiliate of a Fund.

Response 24. The lending agent will not be an affiliate of a Fund.

Comment 25.

Revise the discussion sub-captioned “Convertible Securities” to indicate, if accurate, that the Funds’ convertible investment may include securities rated below investment grade, commonly referred to as “junk.”

Response 25. The Funds’ investments in convertible securities will not include securities rated below investment grade at the time of purchase. The discussion has been revised accordingly.

Comment 26.

Items 1, 3 and 4 under the caption “Fund Policies/Investment Restrictions” refer to policies allowed to the Funds to the extent permitted by the 1940 Act and rules and regulations thereunder. State in an appropriate location what is currently permitted with respect to these policies. The last paragraph indicates that each

Fund has an operating policy not to borrow in excess of 5% of its total assets. Other disclosure indicates that the Funds’ may enter into reverse repurchase agreements. Disclose whether reverse repurchase arrangements are included within the above referenced 5%. If not, disclose the limit on the amount each Fund may borrow through reverse repurchase agreements.

Response 26. We believe that the Items referred to above should be 1, 4 and 5. The disclosure regarding Item 1 has been added. The last paragraph in the section titled “Fund Policies/Investment Restrictions” and the first paragraph in the section titled “Borrowing” state that each Fund has an operating policy not to borrow except from a bank for temporary or emergency purposes in excess of 5% of its total assets. In addition, the current disclosure notes that each Fund’s investments in reverse repurchase agreements may not exceed 10% of each Fund’s total assets. With respect to Item 5, we believe the current disclosure adequately states what is currently permitted with respect to this policy.

Comment 27.	Reformat the first paragraph under the discussion sub-captioned “Fund Management” so as to present the information in tabular form.

Response 27. We respectfully acknowledge your comment, but we believe that the format of the current disclosure complies with Form N-1A and is not confusing to investors.

Part C – Signature Page

Comment 28.	The filing does not contain the signatures required by §6 of the Securities Act.

Response 28. At the time of the initial filing, Mr. Robison was the Fund’s sole trustee. When Pre-Effective No. 1 is filed, thirteen other trustees will have been elected and will execute the signature page of the filing as required by Section 6 of the Securities Act.

*********

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 or Brynn D. Peltz (212) 878-8055 of Clifford Chance US LLP. Thank you.

Best regards,

/s/ Sheri Schreck
Sheri Schreck